DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, British Columbia
Canada V5Z 1K5

March 14, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Jeffrey Rielder, Assistant Director

Re:	DelMar Pharmaceuticals, Inc.
Form 8-K
Filed January 31, 2013
File No. 000-54801

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated February 27, 2013 relating to the above-referenced Form 8-K of DelMar Pharmaceuticals, Inc. (“DelMar” or the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.
We note your pending confidential treatment request and advise you that we will not be in a position to conclude our review of your filing until all comments on your confidential treatment request have been resolved. We will deliver any comments to your confidential treatment request under separate cover.

Response:

The Staff’s comment is duly noted.

“We are dependent on obtaining certain patents…” page 6

2.
We note that you conduct a considerable amount of work with Guangxi Wuzhou in China. Please expand this risk factor and related discussions, as appropriate, to disclose that China is one of the countries that has provided less protection to a company’s intellectual property than the United States.

Response:

The risk factor has been expanded in accordance with the Staff’s comment.

VAL-083 Clinical Development in GBM, page 15

3.
We note the data presented on page 15. Please confirm that you have presented the data for all patients currently enrolled. Alternatively, please provide us with a detailed analysis which supports your belief that the data is representative of all patients enrolled. In addition, please expand your disclosure to disclose the number of patients that you are seeking to enroll.

Response:

The disclosure regarding the clinical data has been expanded in accordance with the Staff’s comment.

Developing Partnerships with Pharmaceutical Companies
Guangxi Wuzhou Pharmaceutical Company, page 24

4.
Please expand your disclosure to describe the material terms of your collaboration agreement with Guangxi Wuzhou, including the duration and termination provisions, the aggregate payments to date, material obligations, and the nature and scope of any intellectual property licensed or otherwise transferred.

Response:

The disclosure regarding the collaboration agreement has been expanded in accordance with the Staff’s comment, including with respect to the duration and termination provisions. As discussed with the Staff, the Company has requested redaction of the duration and conditions for renewal provisions specifically as they relate to the preemptive right of DelMar (BC) to act as exclusive buyer for the China market. The Company believes redaction of these provisions is appropriate in that these provisions are not material to investors and, if disclosed, could harm the Company’s competitive position.

What is considered a material disclosure to investors is based on the facts and circumstances. Section II.B.1 of Staff Legal Bulletin No. 1 states that, “general disclosure about a contract should not prevent an applicant from requesting confidential treatment of selected terms of the contract that remain undisclosed.” The collaboration agreement is complex and includes various rights and obligations of both parties as they relate to various markets. The requested redacted portion is limited to the duration and termination provisions for a specific right for one particular market. All other provisions of the agreement, including general duration and termination provisions, and all terms relating to all other markets other than China, have been publicly disclosed.

In addition, public disclosure of the duration and conditions for renewal provisions specifically as they relate to the preemptive right of DelMar (BC) to act as exclusive buyer for the China market would have a significant adverse impact on the Company’s competitive position. If competitors of the Company become aware of these terms, they may try to supplant the Company for exclusive commercial rights to the VAL-083 product in China by, for example, proposing sales targets and prices which the Company may be unwilling or unable to meet.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 33

5.           Please list Valent and RL Vollantine Construction Inc. in the table as holders of five percentor more of your common stock.

Response:

Valent and RL Vollantine Construction Inc. have been added to the table in accordance with the Staff’s comment.

Item 5. Directors and Executive Officers, page 34

6.           We note your disclosure on page 22 that your executive officers are not full-time employees, butare engaged on an independent contractor or contract-employment basis. Please disclose theamount of time each executive officer devotes to the company’s business and expand your discussion on page 36 to describe any provisions of their consulting agreements under which they allocate their time to the company. In addition, please file the consulting agreements with your executive officers as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The directors and executive officers and executive compensation sections have been expanded, and the consulting agreements have been added as exhibits, in accordance with the Staff’s comment.

Item 6. Executive Compensation, page 36

7.           On page F-43, you disclose that in 2012 you approved a stock option plan and granted 1,020,000stock options under the plan. Please confirm that none of your executive officers or directorsreceived any stock options during 2012. Alternatively, please revise your disclosure on pages 36 and 37 to disclose the required information pursuant to Item 402 of Regulation S-K for 2012.

  Response:

Each executive officer and director was issued options to purchase 150,000 common shares on February 1, 2012. The executive compensation section has been revised accordingly.

Item 7. Certain Relationships and Related Transactions, page 37

8.
           Please expand your discussion of the patent assignment agreement with Valent, as amended, to include the duration and termination provisions and the amount of royalties payable expressed as a percentage or range within 10% (i.e. single digits, teens, twenties, etc.).

Response:

The discussion of patent assignment agreement has been expanded in accordance with the Staff’s comment.

9.	Please file copies of the following agreements with Valent pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K:

o	Loan agreement; and

o	Agreement to access your facilities in California, as disclosed on page 33.

Response:

The loan agreement has been added as an exhibit in accordance with the Staff’s comment. There is no separate agreement with respect to access to the California facilities. The Company has access to such facilities pursuant to an informal unwritten arrangement with Valent. The 8-K has been revised accordingly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Jeffrey Bacha
Chief Executive Officer

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